FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated February 28, 2006

MAGYAR TELEKOM TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Magyar Telekom Investor Release

Contacts
Szabolcs Czenthe	Magyar Telekom IR	+36 1 458 0437
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
Gabriella Pászti	Magyar Telekom IR	+36 1 458 0332
investor.relations@telekom.hu

Court registers the merger of Magyar Telekom and T-Mobile Hungary

Budapest – February 28, 2006 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, today announced that the Court of Registry registered the merger of Magyar Telekom Ltd. and T-Mobile Hungary  Ltd. (Decree No. 01-10-041928/257). The Court also approved amendments in Magyar Telekom Ltd.’s Articles of Association in accordance with the decision of the Extraordinary General Meeting of Magyar Telekom held on December 20, 2005.

From March 1, 2006, Magyar Telekom Plc. will be the legal successor of T-Mobile Hungary Ltd. At the same time, T-Mobile will continue to operate under an independent brand and as an independent line of business within the Magyar Telekom Group.

The company’s corporate name will change to Magyar Telekom Telecommunications Public Limited Company (Magyar Telekom Plc.) from March 1, 2006. Magyar Telekom Plc.’s registered share capital will decrease by the nominal value of 43,385 shares to HUF 104,276,831,500 as a result of two shareholders deciding not to participate as investors in the new entity. Accordingly, the total share capital of the Company will consist of 1,042,768,215 registered ordinary Series "A" Shares with a nominal value of HUF 100 each, and 1 registered Series "B" Voting Preference Share with a nominal value of HUF 10,000.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGYAR TELEKOM
TELECOMMUNICATIONS CO. LTD.
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: February 28, 2006